UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For June 19, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY REDUCES DEBT AND STRENGTHENS BALANCE SHEET - US$100 MILLION REPAID ON BRIDGE FACILITY

Johannesburg, Tuesday, 19 June 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it has repaid a further US$100 million on the original US$200 million bridge loan raised for the acquisition of Moab Khotsong.

Peter Steenkamp, chief executive officer said “Harmony believes in having a robust and flexible balance sheet that supports its growth ambitions. We have used the proceeds from the oversubscribed share placement announced on 6 June 2018 to repay US$100 million of the bridge facility. Production at Moab Khotsong in the past three and a half months support our view that the mine is a quality asset and it will strengthen Harmony’s cash flows further”.

The remaining balance outstanding of US$50 million on the bridge loan is expected to be repaid from operating cash flows as well as the proceeds from the share placement to African Rainbow Minerals Limited (which is subject to approval by shareholders).

Ends.

19 June 2018

For more details contact:
Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

or

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0)82 888 1242 (mobile)

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 19, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director